

MAIL STOP 3561

July 27, 2007

William Raike, President of
Raike Real Estate Management, Inc., Manager
WFG Real Estate Income Fund, LLC
117 Towne Lake Parkway, Ste. 214
Woodstock, GA 30188

      Re: **WFG Real Estate Income Fund, LLC**
              Amendment No. 3 to Offering Statement on
              Form 1-A
              Filed June 25, 2007
              File No. 24-10163

Dear Mr. Raike,

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Notification

1.   Please revise the response to Item 4 to describe how the offering will be conducted in the 50 states. Please indicate the jurisdictions in which the issuer will register the offering and indicate the jurisdictions where the issuer will rely upon an exemption from registration, indicating the type of exemption.

Offering Circular

Who Should Invest, page 4

2. Please disclose the state suitability standards for each state in which the offering will be conducted.

Allocations and Distributions, page 14

3. We note your response to comments 30 and 31 of our letter dated May 11, 2007. Please revise to clarify the criteria the manager will use to "waive allocations" to capital accounts of members. Also, please revise to clarify if the manager's account is adjusted when allocations are waived and, if yes, explain how.

4. In connection with your response to comment 31, it is still not clear what is meant by the reference to "based on who is the manager or any officer, director or shareholder of the manager" on page 19 of your LLC operating agreement. Please revise your disclosure in this section to clarify that reference.

Management, page 17

5. In your conflicts of interest section, please revise to clarify if you are also able to purchase property in which Mr. Raike has a direct interest.

Business of the Fund, page 19

6. Please tell us if Mr. Raike or any of his affiliates has ever sponsored other investment programs that raised funds from passive investors in order to invest in real estate. If so, it would appear that the disclosure required by Section 8 of Industry Guide 5 should be provided.

7. Please revise to explain the term "equity kickers" as it is used on page 19.

8. We note the revised disclosure on page 19 that you plan to make "initial investments in 2007 with the expectation that returns" would be generated "12 to 28 months after the initial investment date." Please revise to explain the term "returns." Are you referring to returns to the company or the investors? Also, since you have not identified any properties, it is not clear how you are able to disclose the expectation of returns. Please clarify.

9. You disclose at the top of page 20 that the fund's "business plan contains specific goals as to the types of investments and investment strategy which will be followed by the manager." Please revise to discuss the "goals" and

"investment strategy" in the noted disclosure. As indicated previously, without specific investment criteria, specific types of investment or specific investment strategies, the issuer would be considered a blank check company and Regulation A would not be available.

10. Our prior comment 43 of our letter dated May 11, 2007 requested that you disclose a detailed plan of operations as requested by Item 6(a)(3)(i) of Model B of Form 1-A. Please revise to clarify how you will conduct your business based on the level of proceeds you receive. Clarify what you will do with proceeds not immediately used to purchase properties.

Plan of Distribution, page 38

11. We note your response to comment 61 of our letter dated May 11, 2007. Please revise this section to disclose the capacity in which Mr. Raike is participating in the offering. If true, disclose that Mr. Raike is participating in this offering as an associated person of a broker/dealer registered with the Commission and under the supervision of such broker/dealer. Please indicate if he is required to be registered individually with any self regulatory organization and, if not, explain why.

12. As Mr. Raike is selling securities for an issuer in connection with the distribution of such securities, it appears that there is an underwriter for this offering, as that term is defined by Section 2(11) of the Securities Act of 1933. Please revise to clarify or advise. Please also revise your responses to Items of Part I of the offering statement that request information about underwriters accordingly.

13. Based on our experience with Regulation A offerings, we understand that the NASD Corporate Finance Dept. issues "no objection" positions to broker-dealers that participate in Regulation A offerings. Please tell us why this procedure is not required with respect to the proposed offering.

Closing Comments

As appropriate, please amend your offering statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its

William Raike, President of
Raike Real Estate Management, Inc., Manager
WFG Real Estate Income Fund, LLC
July 27, 2007
Page 4

management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the qualification date of the offering statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above offering statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the qualification date.

Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested qualification date.

You may contact Maureen Bauer (202) 551-3237 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386 or Pamela Howell, who supervised the review, at (202) 551-3357.

Sincerely,

John Reynolds
Assistant Director

Cc: Geoffrey Chalmers
       Fax # 617-227-3709